UNITED STATES 400 <u>OMB APPROVAL</u>
SECURITIES AND EXCHANGE COMMISSION   OMB Number   3235-0123
Washington, D. C. 20549   Expires   April 30, 2013
Estimated average burden
ANNUAL AUDITED REPORT   Hours per response   12.00
FORM X-17A-5   <u>SEC FILE NUMBER</u>
PART III   8 – 66881



13012544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2012</u> AND ENDING <u>DECEMBER 31, 2012</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: <u>OFFICIAL USE ONLY</u>

HALLMARK INVESTMENTS, INC.   **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

6 EAST 39th STREET – Suite 500

NEW YORK,	**NEW YORK**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN DASH   **(866) –542-5562**

                                 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>LERNER & SIPKIN, CPAs, LLP</u>

<u>132 Nassau Street, Suite 1023</u>	<u>New York</u>	<u>NY</u>	<u>10038</u>

    X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, STEVEN G. DASH, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
HALLMARK INVESTMENTS INC., as of DECEMBER 31, 2012,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ALEKSANDR EYZNER
Notary Public. State of New York
No. 01EY6177091
Qualified in Kings County
Commission Expires 11/05/2015

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HALLMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	8,282
Deposit held at broker		50,000
Commissions receivable		62,974
Fixed assets - net of accumulated depreciation of 11,142 (Note 2(e))		2,164
Other assets		39,191
Total assets	$	162,611

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	92,259
Total liabilities	92,259

Commitments and Contingencies (Notes 2(e) and 7)

Stockholders' equity (Note 8)

Common stock, no par value, 200 shares authorized, issued and outstanding and additional paid-in capital		2,504,842
Retained earnings		(2,434,490)
Total stockholders' equity		70,352
Total liabilities and stockholders' equity	$	162,611

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Hallmark Investments, Inc. (The "Company") was incorporated in the state of New York on September 21, 2001. The Company is a wholly owned subsidiary of Hallmark Investments Holding Corporation ("The Parent"). The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on September 12, 2005.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonable, determinable, and deemed collectible.

b)   *Income Taxes*

The Company accounts for income taxes under ASC 740, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 2 -   **Summary of Significant Accounting Policies (continued)**

d)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e)   *Fixed Assets*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight line method.

f)   *Fair Value Measurements*
The Company carries its investments at fair value. ASC 820, *Fair Value Measurements and Disclosure*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2012:

	Total	Fair Value Measurements Using		
		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$-0-	$-0-	$-0-	$-0-

g)   *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 13, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3-   **Related Party Transactions**

Office Space
The Company leases office space on a month to month basis from Hallmark Securities, Inc. ("Hallmark Securities"), a company related through common ownership. Total rent expense amounted to $42,000 for the year ended December 31, 2012.

A formal lease does not exist between the Company and Hallmark Securities.

At December 31, 2012, the Company was owed $6,528 from the parent.

Note 4-   **Furniture and Equipment**

Furniture and equipment consists of the following at December 31, 2012:

Computer and furniture	$13,306
Less: Accumulated depreciation	(11,142)
	$ 2,164

Depreciation expense for the year ended December 31, 2012 was $1,364.

Note 5-   **Profit Sharing Plan**

The Company is a sponsor of a 401(k) defined contribution profit sharing plan for its employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2012 was $-0-.

Note 6-   **Income Tax**

At December 31, 2012, the Company had a net operating loss of approximately $2,350,000 for income tax purposes. This carryforward will expire in 2025-2033. A valuation allowance of $350,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 7-   **Commitments and Contingencies**

Legal Proceedings
At December 31, 2012, various customers have instituted arbitration proceedings against the Company.

Note 7-   **Commitments and Contingencies (continued)**

Roth vs. Hallmark Investments, Inc. and Steven Dash
The Roth law firm filed a suit against Hallmark Investments, Inc. and Steven Dash claiming that they are due $11,898. Hallmark Investments, Inc. believes that the suit is without merit and intends on vigorously defending these proceedings. Further, Hallmark Investments, Inc. believes that it will prevail and the Roth Law Firm will not be awarded any damages.

Parker vs. Hallmark Investments, Inc.
The claimant "Parker" has brought a punitive class action against the Company which is currently pending in the Commercial Division of the Supreme Court for the State of New York and County of New York. In the complaint, Parker alleges overtime violations for which the "class" seeks damages equal to their respective alleged unpaid overtime as well as pre- and post judgment interest, fees, and costs; alleged impermissible wage deductions and alleged failure to timely pay wages and commissions according to terms of employment. The Complaint does not seek damages in a specific amount and any outcome of any litigation is uncertain. The Company believes that an unfavorable outcome is very unlikely.

From time to time, the Company is involved in other legal matters or arbitrations that arise in the normal course of business. Management is contesting all cases vigorously. Management feels that the outcome of any of the above referred open cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters. Accordingly, no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near future.

Credit Risk Concentrations

Substantially all of the Company's securities balances are held by one brokerage firm. The Securities Investor Protection Corporation (SIPC) insures the brokerage account to the extent of $500,000 (including up to $100,000 for cash). Securities balances in excess of insurance coverage are secured by the good faith and credit of the brokerage firm.

Note 8-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

Note 8-   **Financial Instruments with Off-Balance Sheet Credit Risk (continued)**

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $28,997, which was $22,846 in excess of its required net capital of $6,151. The Company's net capital ratio was 318.17%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office, the regional office of the SEC and the office of the Financial Industry Regulatory Authority.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Hallmark Investments, Inc.
6 East 39th Street – Suite 500
New York, NY 10016

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc., (the Company) as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free if material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hallmark Investments, Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 13, 2013